Exhibit 99.3

A.P. Pharma Logo

News Release

          A.P. PHARMA COMPLETES COMMON STOCK SALE

REDWOOD CITY, Calif. (June 24, 2004) - A.P. Pharma, Inc. (NASDAQ
NM: APPA), a specialty pharmaceutical company, today completed the sale of approximately 4.2 million shares of its common stock at a price of $3.00 per share to various institutional investors, for gross proceeds of approximately $12.5 million. The shares were offered and sold pursuant to an effective "shelf" registration statement, previously filed with the Securities and Exchange Commission. Olympus Securities LLC served as placement agent.

The Company estimates net proceeds from the financing to be approximately $11.8 million after deducting placement agent fees and the estimated costs associated with the offering. The Company plans to use the net proceeds of this financing for clinical trials, research and development expenses and general and administrative expenses.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, and there will not be any sales of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This offering is being made by means of a prospectus supplement to a prospectus that is part of a shelf registration statement, which was previously filed with and declared effective by the Securities and Exchange Commission.

Copies of the prospectus and the prospectus supplement can be obtained from A.P. Pharma at 123 Saginaw Drive, Redwood City,
California 94063.

About A.P. Pharma
-----------------
A.P. Pharma is a specialty pharmaceutical company focused on the development of ethical (prescription) pharmaceuticals utilizing its proprietary polymer-based drug delivery systems. The Company's primary focus is the development and commercialization of its bioerodible injectable and implantable systems under the trade name Biochronomer(TM). Initial target areas of application for the Company's drug delivery technology include pain management, anti-nausea, inflammation, oncology and ophthalmology applications. The Company's product development programs are funded by royalties from topical products currently marketed by pharmaceutical partners, by proceeds from the divestitures of its cosmeceutical and analytical standards product lines and by fees it receives from collaborative partners. For further information visit the Company's Web site at www.appharma.com.

Forward-looking Statements
--------------------------
Except for historical information, this news release contains certain forward-looking statements that involve risks and uncertainties including, among others, the amount of expected proceeds from the public offering, our expected use of these proceeds, uncertainty associated with timely development, approval, launch and acceptance of new products, establishment of new corporate alliances and progress in research and development programs. Other risks and uncertainties associated with the Company's business and prospects are identified in the Company's filings with the Securities and Exchange Commission. The Company does not undertake to revise these forward-looking statements to reflect events or circumstances occurring in the future.

Investor Relations Contacts:                      Company Contact:
----------------------------                      ----------------
Lippert/Heilshorn & Associates                     Gordon Sangster
Zachary Bryant (zbryant@lhai.com)          Chief Financial Officer
Jody Cain (jcain@lhai.com)                          (650) 366-2626
Bruce Voss (bvoss@lhai.com)
(310) 691-7100